SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

WRIGHT MEDICAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% Convertible Senior Notes due 2014
(Title of Class of Securities)

98235TAA5
(CUSIP Number of Class of Securities)

Gary D. Henley
President and Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, Tennessee 38002
(901) 867-9971
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Cristopher Greer, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$200,000,000	$23,220.00
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $200,000,000 aggregate principal amount of the issuer’s 2.625% Convertible Senior Notes due 2014 at the tender offer price of $1,000.00 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$23,220.00	Filing Party:	Wright Medical Group, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	February 10, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEMS 1, 4 AND 11.
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.II

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) by Wright Medical Group, Inc., a Delaware corporation (“Wright” or the “Company”), on February 10, 2011 in connection with the Company’s offer (the “Tender Offer”) to purchase for cash any and all of its 2.625% Convertible Senior Notes due 2014 (the “Notes”) at $1,000.00 per $1,000 principal amount of Notes, plus all accrued and unpaid interest up to, but not including, the date on which the Notes are purchased. The Tender Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, with respect to the Tender Offer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the original Schedule TO.
     This Amendment No. 1 reports the results of the Tender Offer and includes only the items in the original Schedule TO that are being amended and supplemented, and unaffected items are not included herein. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
     You should read this Amendment No. 1 together with the original Schedule TO, the Offer to Purchase and the related Letter of Transmittal. Capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
ITEMS 1, 4 AND 11.
     Items 1, 4 and 11 of the Schedule TO are amended and supplemented to include the following:
     “The Tender Offer expired at 8:00 a.m., New York City time, on March 11, 2011, which is referred to as the Expiration Date. Wright has been advised by D.F. King & Co., as Information Agent and Depositary, that an aggregate of $170,889,000 principal amount of the Notes were validly tendered in the Tender Offer prior to the expiration of the Tender Offer on the Expiration Date. In accordance with the terms of the Tender Offer, Wright has accepted for payment all $170,889,000 principal amount of such Notes at a purchase price of $1,000.00 per $1,000 principal amount of Notes, plus all accrued and unpaid interest up to, but not including, the date on which the Notes are purchased, which is referred to as the Payment Date. The Payment Date is expected to be Monday, March 14, 2011.
     Pursuant to the terms of the Tender Offer, all Notes not tendered in the Tender Offer will remain outstanding, and the terms and conditions of the Notes, including the covenants and other protective provisions contained in the indenture governing such Notes, will remain unchanged.
     Filed with this Amendment No. 1 as Exhibit (a)(5)(ii) is the press release issued by the Company on March 11, 2011.”
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

“Exhibit Number	Description
(a)(5)(ii)	Press Release dated March 11, 2011.”

1

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011	WRIGHT MEDICAL GROUP, INC.
	By:	/s/ Lance A. Berry
		Name:	Lance A. Berry
		Title:	Senior Vice President and Chief Financial Officer

2

EXHIBIT INDEX
     Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 10, 2011.*

(a)(1)(ii)	Form of Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(5)(i)	Press Release dated February 10, 2011.*

(a)(5)(ii)	Press Release dated March 11, 2011.

(b)(1)
Amended and Restated Credit Agreement dated as of February 10, 2011 among Wright Medical Group, Inc., as Borrower; the domestic subsidiaries of Wright Medical Group, Inc., as Guarantors; the Lenders named therein; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; SunTrust Bank and Wells Fargo Bank, N.A., as Co-Syndication Agent; and US Bank National Association, as Documentation Agent.*

(d)(1)
Indenture dated as of November 26, 2007 by and between Wright Medical Group, Inc. and The Bank of New York, as trustee, relating to Wright Medical Group, Inc.’s 2.625% Convertible Senior Notes due 2014 (including form of 2.625% Convertible Senior Notes due 2014) (incorporated herein by reference to Exhibit 4.1 to Wright Medical Group, Inc.’s Current Report on Form 8-K filed on November 26, 2007).

(d)(2)
Fifth Amended and Restated 1999 Equity Incentive Plan (the 1999 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 14, 2008), as amended by First Amendment to the 1999 Plan (incorporated by reference to Exhibit 10.2 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2008).

(d)(3)	Amended and Restated 2009 Equity Incentive Plan (2009 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 15, 2010).

(d)(4)
Form of Executive Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.4 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(5)
Form of Non-US Employee Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.5 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(6)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.6 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(7)
Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.7 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(8)
Form of Executive Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.8 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

Exhibit Number	Description
(d)(9)
Form of Non-US Employee Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.9 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(10)
Form of Non-Employee Director Restricted Stock Grant Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.10 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(11)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.11 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(12)
Form of Non-US Employee Restricted Stock Unit Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.12 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009)

(d)(13)
Form of Executive Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.13 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(14)
Form of Non-US Employee Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.14 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(15)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.15 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(16)
Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.16 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(17)
Form of Executive Restricted Stock Grant Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.17 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(18)
Form of Non-US Employee Phantom Stock Unit Grant Agreement pursuant to the 1999 Plan. (incorporated by reference to Exhibit 10.18 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(19)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 4.9 to Wright Medical Group, Inc.’s Registration Statement on Form S-8 filed on June 18, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.